FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           For the month of November, 2007

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)




                 HSBC HOLDINGS PLC - DIVIDEND ANNOUNCEMENT

              THIRD INTERIM DIVIDEND FOR 2007 ON ORDINARY SHARES

In accordance with their intention to pay quarterly dividends on the ordinary shares in a pattern of three equal dividends with a variable fourth interim dividend, and as envisaged in the announcement of the 2007 Interim Results on 30 July 2007, the Directors of HSBC Holdings plc have declared a third interim dividend of US$0.17 per ordinary share in respect of the year ending 31 December 2007. The dividend will be payable on 16 January 2008 to holders of ordinary shares on the Register on 23 November 2007. The ordinary shares will be quoted ex-dividend in London, Hong Kong and Bermuda on 21 November 2007 and in Paris on 26 November 2007. The American Depositary Shares will be quoted ex-dividend in New York on 20 November 2007.

Payment on Ordinary Shares

The third interim dividend will be payable on 16 January 2008 in cash in US dollars, or in sterling or Hong Kong dollars, or a combination of these currencies, at the forward exchange rates quoted by HSBC Bank plc in London at or about 11.00am on 7 January 2008, and with a scrip dividend alternative. Particulars of these arrangements will be mailed to holders of ordinary shares on or about 5 December 2007, and elections will be required to be made by 2 January 2008.

Any person who has acquired ordinary shares registered on the Principal Register in the United Kingdom but who has not lodged the share transfer with the Principal Registrar should do so before 4.00pm on Friday 23 November 2007 in order to receive the dividend.

The Hong Kong Overseas Branch Register of shareholders will be closed for one day, on Friday 23 November 2007. Any person who has acquired shares registered on that Branch Register but who has not lodged the share transfer with the Hong Kong Branch Registrar should do so before 4.00pm on Thursday 22 November 2007 in order to receive the dividend. Transfers may not be made to or from the Hong Kong Overseas Branch Register while that Branch Register is closed.

Any person who has acquired ordinary shares registered on the Bermuda Overseas Branch Register of shareholders but who has not lodged the share transfer with the Bermuda Branch Registrar should do so before 4.00pm on Friday 23 November 2007 in order to receive the dividend.

Payment on Ordinary Shares held through Euroclear France

The dividend will be payable on ordinary shares held through Euroclear France, the settlement and central depositary system for Euronext Paris, on 16 January 2008 to the holders of record on 23 November 2007. The dividend will be payable in cash, in euros at the forward exchange rate quoted by HSBC France at or about 12 noon on 7 January 2008, or as a scrip dividend. Particulars of these arrangements will be announced through Euronext Paris on 22 and 28 November 2007.

Payment on American Depositary Shares

The dividend will be payable on American Depositary Shares, each of which represents five ordinary shares, on 16 January 2008 to holders of record on 23 November 2007. The dividend of US$0.85 per American Depositary Share will be payable in cash in US dollars or as a scrip dividend of new American Depositary Shares. Particulars of these arrangements will be mailed to holders on or about 30 November 2007, and elections will be required to be made by 21 December 2007. Alternatively, the cash dividend may be invested in additional American Depositary Shares for participants in the dividend reinvestment plan operated by the depositary.

Any person who has acquired American Depositary Shares but who has not lodged the transfer documentation with the depositary should do so before 12 noon on Friday 23 November 2007 in order to receive the dividend.

DIVIDEND ON 6.20 PER CENT NON-CUMULATIVE US DOLLAR PREFERENCE SHARES, SERIES A ("SERIES A DOLLAR PREFERENCE SHARES")

In 2005 1,450,000 Series A Dollar Preference Shares were issued and Series A American Depositary Shares, each of which represents one-fortieth of a Series A Dollar Preference Share, were listed on the New York Stock Exchange.

A non-cumulative fixed-rate dividend of 6.20 per cent per annum is payable quarterly on the Series A Dollar Preference Shares on 15 December, 15 March, 15 June and 15 September at the sole and absolute discretion of the Board of HSBC Holdings plc. Accordingly, the Board of HSBC Holdings plc has declared a dividend for the quarter ending 15 December 2007. The dividend of US$0.3875 per Series A American Depositary Share will be payable on 17 December 2007 to holders of record on 30 November 2007.

Any person who has acquired Series A American Depositary Shares but who has not lodged the transfer documentation with the depositary should do so before 12 noon on Friday 30 November 2007 in order to receive the dividend.

FINAL RESULTS

As indicated in the announcement of the 2007 Interim Results, the results for the year to 31 December 2007 will be announced on Monday 3 March 2008. The results announcement will be released at or after 4.15pm in Hong Kong (8.15am in London, 9.15am in Paris and 3.15am in New York), when the stock index futures and options markets in Hong Kong have closed. It is intended that any fourth interim dividend for 2007 that is announced on that date would be payable on 7 May 2008 to holders of ordinary shares on the Register on 25 March 2008. HSBC Holdings' ordinary shares would be quoted ex-dividend in London, Hong Kong and Bermuda on 19 March 2008 and in Paris on 26 March 2008. The American Depositary Shares would be quoted ex-dividend in New York on 20 March 2008.

The Directors of HSBC Holdings plc are S K Green, Baroness Dunn*, Sir Brian Moffat*, M F Geoghegan, Lord Butler*, J D Coombe+, R A Fairhead+, D J Flint, W K L Fung*, J W J Hughes-Hallett+, Sir Mark Moody-Stuart+, G Morgan+, S W Newton+, S M Robertson+ and Sir Brian Williamson+.

* Non-executive Director
+ Independent non-executive Director

Note to editors:

HSBC Holdings plc

HSBC Holdings plc serves over 125 million customers worldwide through around 10,000 offices in 83 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of some US$2,150 billion at 30 June 2007, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.


 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  05 November, 2007